Exhibit (a)(3)


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August 28, 2006



TO:          UNIT HOLDERS OF Concord Milestone Plus, L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer") the Purchasers named in the attached Offer (collectively the "Purchasers") are offering to purchase all limited partnership interests (each equity unit consisting of one Class A Interest and one Class B Interest, with such equity units referred to herein as "Units"), in Concord Milestone Plus, L.P. (the "Partnership") at a purchase price equal to:

                                 $6.25 per Unit
                                 --------------

Reasons you may wish to sell your Units include:

o HIGHEST OFFER PRICE YET. The Offer Price is $1.25 higher than our last tender offer and $.25 higher than the most recent tender offer of which the Purchasers are aware.

o    TERMINATION   OF  SALE   NEGOTIATIONS   AND   UNCERTAINTY   OF  PARTNERSHIP
     TERMINATION. Our offer provides you with the opportunity to receive a guaranteed amount of money in a specified time period. The general partner has stated that the "previously reported discussions between the Partnership and a third party with respect to the potential sale of the Green Valley property have terminated." Therefore, investors may not see liquidity for some time.

o ILLIQUIDITY OF UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market makes the Units difficult to sell.

o NO FUTURE IRS FILING REQUIREMENTS AND/OR RETIREMENT ACCOUNT FEES. The tax year in which you sell your Units will be the final year for which you will be obligated to file a K-1 for the Partnership with your tax return. This may represent a reduction in costs associated with filing complicated tax returns. You may also avoid incurring fees for having this investment in your IRA or retirement account. Your decision to sell may have other favorable or unfavorable tax consequences and potential sellers should consult their individual tax advisers.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax (then mail) a duly completed and executed copy of the Letter of Transmittal (printed on purple paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119


If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) October 2, 2006.